 Exhibit 99.1

Investor contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports First Quarter 2015 Results

Highlights

•	First-quarter 2015 sales of $17.6 million, an increase of 32.8% over the prior year
•	Non-GAAP net income of $0.9 million for the first quarter; GAAP net loss of $0.2 million including one time acquisition related expenses of $0.6 million
•	Non-GAAP diluted earnings per share of $0.08; GAAP net loss of $0.02 per share
•	Completed acquisition of assets from Polymeric Imaging Inc.

Rosh-Ha`Ayin, Israel – May 6, 2015 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the first quarter ended March 31, 2015.

Non-GAAP net income in the first quarter of 2015 was $0.9 million, or $0.08 per diluted share on sales of $17.6 million. This compares with non-GAAP net loss of $1.6 million, or $0.18 per diluted share, on sales of $13.3 million in the first quarter of 2014. On a GAAP basis, the company reported a net loss of $0.2 million, or a loss of $0.02 per diluted share, compared to a net loss of $1.7 million, or a loss of $0.19 per diluted share in the first quarter of 2014. In the first quarter of 2015, GAAP results included costs related to the one time acquisition of assets from Polymeric Imaging Inc. of approximately $0.6 million.

Improved earnings versus the first quarter of the prior year were primarily attributable to a 32.8% increase in revenue to $17.6 million, and an improvement in reported gross margin to 45.1%, from 33.9% for the same period in the prior year. Higher revenues were widespread, with positive contributions from ink and consumables, higher system revenue, and an increase in demand for services. Margin improvement primarily resulted from higher ink sales, a mix shift to higher priced high throughput systems, and better absorption of costs associated with services as this business continues to grow.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer, commented, “We are very pleased to report a strong first quarter as a public company, and expect to build momentum as we progress through the year. We believe our innovative and disruptive printing technology has become an enabler of the textile industry’s trend towards mass customization and personalization. We will continue to drive value to our customers as we move our business strategy forward and set ourselves apart by continuously adding innovation to our product offering, closely collaborating with customers to increase system utilization while increasing our served addressable market as we expand our reach into the roll-to-roll market.”

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Business Update

The Company achieved several meaningful milestones during the quarter, including:

•	The successful initial public offering and listing on the NASDAQ stock exchange on April 2, 2015, which raised a total of $75.9 million, net. Mr. Seligsohn added, “We are proud and thankful to investors who participated in our initial public offering, and the confidence they placed in our team. This is a major milestone for Kornit.”

•	The acquisition of assets from Polymeric Imaging Inc, located in Kansas City, Missouri. Polymeric Imaging held important IP that closely aligns with Kornit’s portfolio, and add capabilities that further solidify Kornit’s position as a leading company in the DTG market.

•	Other significant marketing events included Kornit’s attendance of several exhibitions including ISS in Long Beach, Heimetextile in Germany and Premier Vision in Paris.

Results of Operations

In the first quarter of 2015, Kornit reported sales of $17.6 million, an increase of 32.8% compared with prior-year period level of $13.3 million. Higher sales were the result of contributions from all aspects of the business, including systems and services as well as ink and consumables.

Non-GAAP gross margin as a percentage of sales in the first quarter of 2015 was 45.7%, compared with 34.3% in the prior-year period. Gross margin improvement was driven by a higher mix of higher margin high-throughput systems, an increase in sales of higher margin ink and consumables, and incremental progress of services toward the break-even level. On a GAAP basis, gross margin was $7.9 million, or 45.1% of sales.

Non-GAAP operating expenses in the first quarter increased to $6.7 million, compared to $6.0 million in the prior year quarter. However, as a percent of sales, adjusted operating expenses for the first quarter were 37.9% of sales, a decrease from 45.5% of sales in the prior year and reflective of leverage on higher sales, coupled with slower than anticipated hiring of new staff. On a GAAP basis, operating expenses were $7.7 million, or 43.5% during the quarter.

Non-GAAP research and development as a percentage of sales was 15.5%, or $2.7 million, compared to 16.1%, or $2.1 million in the prior-year. On a GAAP basis, research and development expenses were $2.9 million, or 16.2% of sales during the quarter.

Non-GAAP net earnings for the first quarter of 2015 were $0.9 million, or $0.08 per diluted share, compared with a Non-GAAP net loss of $1.6 million, or $0.18 in the prior year period.

On a GAAP basis, the Company reported a net loss of $0.2 million, or $0.02 per diluted share, including one time acquisition related expenses of $0.6 million for assets of Polymeric Imaging Inc. This compares to a net loss of $1.7 million, or $0.19 per diluted share in the first quarter of 2014.

2015 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Kornit will host a conference call today at 5:00 p.m. EDT, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-438-5491 or +1-719-325-2454. The toll-free Israeli number is 1-809-24 5906. The confirmation code is 3559711.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter confirmation code 3559711. The telephonic replay will be available beginning at 8:00 p.m. EDT on Wednesday, May 6, 2015, and will last through 11:59 p.m. EDT May 20, 2015. The call will also be available for replay via the webcast link on Kornit's Investor Relations website.

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Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other US securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "projected," "guidance," "preliminary," "future," "planned," "committed," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers; our success in marketing and those factors referred to under "Risk Factors" in the company's final prospectus filed with the U.S. Securities and Exchange Commission. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses and amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit’s solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit’s vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2015	2014
	(Unaudited)

Revenues	$17,610	$13,262
Cost of revenues	9,672	8,763
Gross profit	7,938	4,499

Operating expenses:
Research and development	2,851	2,140
Selling and marketing	2,655	2,901
General and administrative	2,155	1,044
Total operating expenses	7,661	6,085
Operating income (loss)	277	(1,586)
Financial income (loss), net	(257)	8
Income (loss) before taxes on income	20	(1,578)

Taxes on income	221	135
Net loss	(201)	(1,713)

Basic and Diluted net loss per share	$(0.02)	$(0.19)

Weighted average number of shares
used in computing basic
and diluted net loss per share	8,973,224	8,957,933

4

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2015		2014
		(Unaudited)
GAAP net loss as reported	$(201)		$(1,713)
Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	59		20
Research and development	56		7
Selling and marketing	84		37
General and administrative	241		12
Acquisition related expenses
General and administrative	550		—
Research and development	63		—
Intangible assets amortization
Cost of revenues	56		31
Total adjustments	1,109		107
Non-GAAP net income (loss)	$908		$(1,606)
Non- GAAP diluted net earnings (loss) per share	$0.08		$(0.18)
Weighted average number of shares
used in computing diluted net
earnings (loss) per share	11,170,422		8,957,933
(*) Mostly legal, finance and compensation expenses related to the acquisition

5

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2015	2014
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,591	$4,993
Trade receivables, net	9,850	9,770
Other accounts receivables and prepaid expenses	2,431	1,775
Inventory	12,873	11,986
Total current assets	29,745	28,524
LONG-TERM ASSETS:
Severance pay fund	1,198	1,187
Property and equipment, net	3,818	3,660
Intangible assets, net	1,189	245
Deferred issuance costs	2,363	849
Other assets	443	249
Total long-term assets	9,011	6,190

Total assets	$38,756	$34,714

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$7,699	$5,901
Employees and payroll accruals	3,568	2,968
Deferred revenues and advances from customers	1,466	1,863
Other payables and accrued expenses	4,441	2,606
Total current liabilities	17,174	13,338

LONG-TERM LIABILITIES:
Accrued severance pay	1,863	1,903
Deferred taxes	119	122
Total long-term liabilities	1,982	2,025

SHAREHOLDERS' EQUITY	19,600	19,351

Total liabilities and shareholders' equity	$38,756	$34,714

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KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2015	2014
	(Unaudited)

Cash flows from operating activities:

Net loss	$(201)	$(1,713)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	398	307
Share-based compensation	440	76
Increase in other assets	(201)	(8)
Increase (decrease) in accrued severance pay, net	(51)	14
Decrease (Increase) in trade receivables	(380)	1,018
Increase in other accounts receivables and prepaid expenses	(672)	(708)
Increase in inventories	(1,348)	(883)
Increase in deferred taxes, net	(3)	(9)
Increase in trade payables	1,890	175
Increase in employees and payroll accruals	620	48
Increase (decrease) in deferred revenues and advances from customers	(358)	335
Increase (decrease) in other payables and accrued expenses	664	(335)
Gain from sale of property and equipments	—	(5)
Foreign currency remeasurement gain	579	16

Net cash provided by (used in) operating activities	1,377	(1,672)

Cash flows from investing activities:

Purchase of property and equipment	(340)	(326)
Cash paid in connection with acquisition	(1,000)	—
Proceeds from sale of property and equipment	—	6
Net cash used in investing activities	(1,340)	(320)

Cash flows from financing activities:

Payment of deferred issuance cost	(368)	—
Exercise of employee share options	—	6

Net cash provided by (used in) financing activities	(368)	6

Foreign currency translation adjustments on cash and cash equivalents	(70)	(1)
Decreae in cash and cash equivalents	(332)	(1,986)
Cash and cash equivalents at the beginning of the period	4,993	5,329

Cash and cash equivalents at the end of the period	$4,591	$3,342

Non-cash investing activities:
Purchase of property and equipment on credit	31	82
Non-cash issuance expenses	481	—
Inventory transferred to be used as property and equipment	259	—